SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) <u>May 5, 2003</u>

GenCorp Inc.

(Exact Name of Registrant as Specified in Charter)

Ohio	1-01520	34-0244000
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	IRS Employer Identification No.)

Highway 50 and Aerojet Road, Rancho Cordova, California	95670
(Address of Principal Executive Offices)	(Zip Code)

P.O. Box 537012, Sacramento, California	95853-7012
(Mailing Address)	(Zip Code)

Registrant's telephone number, including area code <u>(916) 355-4000</u>

Item 5. Other Events

Attached hereto as Exhibit 99.1 and incorporated herein by this reference is the text of the registrant's press release which was issued on May 5, 2003.

Exhibit 99.1 is a GenCorp Inc. press release dated May 5, 2003, in which GenCorp Inc. and Sequa Corporation announced that GenCorp's Aerojet-General Corporation subsidiary (Aerojet) has signed an agreement to acquire substantially all of the assets related to the propulsion business of Sequa's Atlantic Research Corporation subsidiary (ARC), as well as the shares of ARC UK Limited.

Item 7. Exhibits

Table Item No.	Exhibit Description	Exhibit Number
99	GenCorp Inc.'s press release dated May 5, 2003, in which GenCorp and Sequa Corporation announced that GenCorp's Aerojet-General Corporation subsidiary (Aerojet) has signed an agreement to acquire substantially all of the assets related to the propulsion business of Sequa's Atlantic Research Corporation subsidiary (ARC), as well as the shares of ARC UK Limited.	99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENCORP INC.

By: /s/ Margaret Hastings

Name: Margaret Hastings
Title: Assistant General Counsel
             and Assistant Secretary

Dated: May 5, 2003